SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
________________

SILICOM  LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated April 23rd, 2012 announcing Registrant's first quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 23rd, 2012

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS ABOVE $10M IN SALES,
$2M NET PROFIT FOR Q1 2012

- 10 SETAC Design Wins So Far & 15 in the Pipeline -

KFAR SAVA, Israel, April 23, 2012 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the first quarter ended March 31, 2012.

Financial Results

Silicom’s revenues for the first quarter of 2012 totalled $10.1 million, a 10% increase compared with $9.2 million in the first quarter of 2011.

On a GAAP basis, reported net income for the quarter totalled $2.0 million, or $0.28 per diluted share ($0.29 per basic share), up 12% from $1.8 million, or $0.25 per diluted share ($0.26 per basic share), in the first quarter of 2011. On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the quarter totalled $2.1 million, or $0.30 per diluted and basic share. This is up 10% compared with $1.9 million, or $0.27 per diluted and basic share, for the first quarter of 2011.

As of March 31, 2012, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $51.3 million, or $7.41 per outstanding share, up $2.1 million compared with the end of 2011.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The first quarter was another period of solid top-line and bottom-line growth in line with our plans for building the Company to the next level. Our revenues are being driven by robust demand from our 85+ OEM customers who are supplying a variety of networking solutions, including state-of-the-art products that support the global migration to cloud computing and virtualized applications. With a 25-year reputation as a trusted ‘one-stop-shop’ provider of performance boosting networking and connectivity solutions, we are benefiting from their accelerating growth.

“During the first quarter, we were especially pleased to announce a major new SETAC design win, both because of the deal’s significant long-term potential and because it was to a customer outside of our primary target market. We believe this success, together with the other SETAC design wins that we have secured over the past few quarters and the new SETAC opportunities in the pipeline, demonstrates SETAC’s broad market appeal and its potential to become a potent future revenue driver in addition to our traditional product lines.”

Mr. Orbach concluded, “Taken as a whole, we are very pleased with our progress and motivated as we look to the future. With strong markets, an industry-leading product line and a growing base of loyal customers, we are well positioned and moving confidently to meet our long-term growth objectives.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 407 2553
UK: 0 800 917 5108
ISRAEL: 03 918 0610
INTERNATIONAL:  +972 3 918 0610
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

##

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd.
Consolidated Balance Sheets

(US$ thousands)

	March 31, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$7,761	$11,483
Short-term bank deposits	6,527	5,010
Marketable securities	6,871	9,027
Accounts receivables: Trade, net	8,675	8,613
Accounts receivables: Other	1,201	1,597
Inventories	11,418	11,173
Deferred tax assets	49	48
Total current assets	42,502	46,951

Marketable securities	30,188	23,667
Assets held for employees’ severance benefits	1,328	1,275
Deferred tax assets	143	135
Property, plant and equipment, net	982	837

Total assets	$75,143	$72,865

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,533	$3,978
Other accounts payable and accrued expenses	1,967	2,460
Total current liabilities	6,500	6,438

Liability for employees’ severance benefits	2,277	2,153

Total liabilities	8,777	8,591

Shareholders' equity
Ordinary shares and additional paid-in capital	35,380	35,265
Treasury shares	(38)	(38)
Retained earnings	31,024	29,047
Total Shareholders' equity	66,366	64,274
Total liabilities and shareholders' equity	$75,143	$72,865

Silicom Ltd.
Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2012	2011
Sales	$10,101	$9,177
Cost of sales	5,938	5,197
Gross profit	4,163	3,980

Research and development expenses	1,091	1,038
Selling and marketing expenses	634	661
General and administrative expenses	532	512
Total operating expenses	2,257	2,211

Operating income	1,906	1,769

Financial income, net	240	182
Income before income taxes	2,146	1,951
Income taxes	169	186
Net income	$1,977	$1,765

Basic income per ordinary share (US$)	$0.29	$0.26

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,928	6,886

Diluted income per ordinary share (US$)	$0.28	$0.25

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,022	7,013

Silicom Ltd.
Reconciliation of Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2012			2011
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$10,101		$10,101	$9,177
Cost of sales	5,938	4	5,934	5,190
Gross profit	4,163		4,167	3,987

Research and development expenses	1,091	21	1,070	1,012
Selling and marketing expenses	634	30	604	625
General and administrative expenses	532	43	489	464
Total operating expenses	2,257		2,163	2,101

Operating income	1,906		2,004	1,886

Financial income, net	240		240	182
Income before income taxes	2,146		2,244	2,068
Income taxes	169		169	186
Net income	$1,977		$2,075	$1,882

Basic income per ordinary share (US$)	$0.29		$0.30	$0.27

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,928		6,928	6,886

Diluted income per ordinary share (US$)	$0.28		$0.30	$0.27

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,022		7,022	7,013

Total Adjustments		98

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))